Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

June 25, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Tiffany Posil
Pamela Howell
Joanna Lam
Tia Kenkins

Re:	CareDx, Inc.
Registration Statement on Form S-1 filed on the date hereof

Ladies and Gentlemen:

On behalf of our client, CareDx, Inc. (“CareDx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 18, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-l (the “Registration Statement”). We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement.

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the Registration Statement filed on June 3, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on June 3, 2014), all page references herein correspond to the page of the revised draft of the Registration Statement.

U.S. Securities and Exchange Commission

June 25, 2014

General

1.	We note the supplemental materials provided in response to comment 1 in our letter dated April 24, 2014. We may have further comments.

The Company is supplementally providing the Staff with support for certain factual assertions made in the written communications, as defined in Rule 405 under the Securities Act, that the Company has presented to potential investors in reliance on Section 5(d) of the Securities Act previously provided to the Staff.

Risk Factors, page 16

2.	Please review the second risk factor on page 51 to reflect the identification of a material weakness as a separate risk factor.

In response to the Staff’s comment, the Company has made the identification of a material weakness a separate risk factor.

Exhibits

3.	We reissue comment 11 in our letter dated May 16, 2014. Please file Exhibits 2.1, 10.12 and 10.14 in their entirety, including all exhibits, attachments and annexes thereto. We note that Exhibit 2.1 appears to be missing Exhibit 1 to the License Agreement, Exhibit 10.12 appears to be missing Exhibit A to Exhibit F and Exhibit 10.14 appears to missing Attachment II.

In response to the Staff’s comment, the Company has filed Exhibit 1 to the License Agreement included in Exhibit 2.1.

The Company supplementally advises the Staff that Exhibit A to Exhibit F of Exhibit 10.12 is intentionally blank in the actual agreement. This is because Exhibit F is a form of agreement and not a completed agreement.

The Company supplementally advises the Staff that Attachment II as filed in Exhibit 10.14 is the version of the attachment that was included in the final agreement at the time the agreement was signed, at which point no combination services were in place. The Company subsequently entered into an amendment to the agreement on October 10, 2008 which provided for a combination service, and at that time Attachment II was completed and included with such amendment. A complete copy of such amendment has been filed after the main agreement in Exhibit 10.14.

U.S. Securities and Exchange Commission

June 25, 2014

The Company is also supplementally providing a table listing all exhibits to the Registration Statement and all exhibits, attachments and annexures thereto.

* * * *

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 493-9300 or akharal@wsgr.com.

Sincerely,

/s/ Asaf H. Kharal

cc:

Peter Maag, CareDx, Inc.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, P.C.

Glenn R. Pollner, Gibson Dunn & Crutcher LLP